

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2020

David Melcon
Chief Financial Officer and Investor Relations Officer
Telefonica Brasil S.A.
Av. Eng° Luís Carlos Berrini, 1376 - 28° andar
São Paulo, S.P.
Federative Republic of Brazil

     Re: Telefonica Brasil S.A.
          Form 20-F for the Year Ended December 31, 2018
          Filed February 21, 2019
          File No. 001-14475

Dear Mr. Melcon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Investor Relations